UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2026

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

1 Hatachana Street

Kfar Saba, 4453001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On February 11, 2026, Mr. Alon Yasovsky provided notice of his intention to step down from his role as the Vice President of Research and Development of ParaZero Technologies Ltd. (the “Company”), to be effective on April 12, 2026. Mr. Yasovsky will continue to serve in such role during the interim period. Mr. Yasovsky’s departure from the Company did not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Company is reviewing its research and development structure and exploring available options to support its ongoing programs. The Company remains focused on advancing its development strategy and does not expect disruption to its operations as a result of this transition.

This Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-278268 and 333-285054) and Form F-3 (File Nos. 333-281443 and 333-275351), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: February 17, 2026	By:	/s/ Ariel Alon
		Name:	Ariel Alon
		Title:	Chief Executive Officer

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